CONSENT OF TETRA TECH CANADA INC.

The undersigned hereby consents to:

(i) the use of the written disclosure derived from the report entitled "Technical Report and Preliminary Economic Assessment for the Las Chispas Property, Sonora, Mexico" effective May 15, 2019, as amended and dated July 19, 2019, and the report entitled "Technical Report and Mineral Resource Estimate for the Las Chispas Property, Sonora, Mexico" effective February 8, 2019 and dated March 14, 2019, in the Annual Information Form for the year ended December 31, 2019 ("AIF") of SilverCrest Metals Inc. (the "Company") being filed as an exhibit to the Company's Form 40-F Annual Report for the period ended December 31, 2019, and any amendments thereto (the "40-F"), being filed with the United States Securities and Exchange Commission; and

(ii) the use of our name in the AIF and the 40-F.

TETRA TECH CANADA INC.

/s/ P. James F. Barr

Name: P. James F. Barr Title: Senior Geologist

Date: March 30, 2020